INVEST IN **EAT THE FROG FITNESS**

World's 1st 24/7 boutique fitness studio developed by World's Greatest Athlete



EAT THE
FITNESS

eatthefrogfitness.com Issaquah WA

Retail | Technology | Health & Fitness | Sports | Franchises

LEAD INVESTOR



Anthony Tolliver

I'm excited to invest in Eat The Frog Fitness because there is absolutely nothing like it in the market today. This unique brand has combined a simple to follow, highly individualized, training experience with convenient access all day, every day to members at all fitness levels. It truly feels like a personal gym. As a professional athlete, I appreciate the elite training insights from a fellow athlete and Olympic Gold Medalist, Bryan Clay. With more people getting interested in fitness and their health, Eat The Frog wins with their model because it's simple, effective and fun.

Invested $50,000 this round & $800,000 previously

Highlights

1. 🥇 Co-Founded by 2008 Olympic Decathlon Gold Medalist & World's Greatest Athlete

2. 💸 Previously raised 2MM (Angel) from Serial Investors, Fortune 500 Exec's, & Sports Icons

3. 💸 Projected Annualized System Wide Revenue of 14MM+ by EOY 2022 (not guaranteed)

4. 💸 6MM Aggregate Gross Franchisor Revenue since inception projected through 2022

5. 🏦 35 Studios across the US & Canada open & operating or soon to open

5. 🏦 35 Studios across the US & Canada open & operating or soon to open

6. 🤩 Industry leading satisfaction ratings - 94% Net Promoter Score (NPS)

7. 📊 Minimal membership turnover - 5% Attrition - 9+ Month Avg. Member Lifespan

8 🎉 Featured on Entrepreneur Franchise 500 - Top New Franchise 2021 - Top 500 Ranked 2021

Our Team



Bryan Clay CBO Eat The Frog Fitness/Co-Founder

• 2x Olympic Medalist - 🥇08' Beijing Gold - 🥈04' Athens Silver • 3x World Champion • 3x USA Champion • Co-Founder @eatthefrogfitness • Author & Speaker

Co-founders Joe Culver and Bryan Clay saw a fitness industry that was broken, companies put profit above members and benefited when you didn't work out or hit your goals. They knew that they could do so much better!



Joe CULVER CEO Eat The Frog Fitness/Co-Founder

• 25+ year Business Veteran/Entrepreneur. • Founded Several Successful For-profit & Non-profit Companies. • Seasoned Executive of Fortune 500 companies, Tech Startups, and Fitness Industry Disruptors.



Aaron Culver CFO Eat The Frog Fitness

20+ years in the fitness industry in executive roles in finance, operations and business development.



Mike Lauer COO Eat The Frog Fitness

Athlete, educator, and entrepreneur who has a passion for business operations and over 7 years of franchising experience.



Pete Vanderveen EVP Business Development Eat The Frog Fitness

•Seasoned entrepreneur and 20+ years Senior Executive. •Launched over 10 companies spanning energy, fitness, real estate, and franchising. •Operations leadership within fortune 5 company.



Shelly Geist VP of Fitness/Coach Training Eat The Frog Fitness

Master trainer, 30+ years of experience as an personal trainer, group instructor, program developer, and department director.



Jesse Curry VP of Franchise Development Eat The Frog Fitness

40+ years of experience in the fitness/wellness industry for regional and franchise sales and development.



Amy Bickler VP of Marketing & Communications Eat The Frog Fitn

Integrated anchor locations in all active sales markets with Beauty wholesalers taking the company from $14M to $25M+ in 5 year period.

Pitch


Fitness is hard.
We're making it simple.

Eat The Frog redefines the future of fitness for every **body**. The first 24/7 boutique fitness brand by the "World's Greatest Athlete" combines the best of personal training, group fitness, and AI technology.

Finally, training that's done for you. Elite-level coaching and insights, convenient, affordable, simple and smart... and **super personal.**


Let's start at the beginning...

To become the World's Greatest Athlete, co-founder Bryan Clay had access to the world's best team... coaches, trainers, nutritionists, psychologists, the best technology and data available. All things the average person does not have access to.

After retiring from his 20+ year career as a professional athlete, Bryan realized that without his team, **fitness is hard.**

Personal training was expensive, group fitness was one-size-fits all, he had dozens of apps to track activity and plan meals - he realized that the fitness industry was broken and segmented. Nothing existed to bring together health and fitness in a way that worked.

Bryan knew that his struggle was likely everyone's struggle. So what does a retired pro athlete trying to stay fit do? **He created a fitness brand that's simple and made for members. For YOU!**


Seasoned




Entrepreneur & Business Executive
30-year entrepreneur, investor, and franchising expert, Joe Culver, a former Costco and tech startup executive who also founded Thrive Community Fitness Franchise and, non-profit, Basketball Maui.
The World's Greatest Athlete
20-year professional track and field career in the decathlon, silver and gold medal Olympian, 3x World Champion, 3x USA Champion, and accomplished speaker and writer.
EAT THE FROG FITNESS

(Left, Co-Founder and CEO, Joe Culver. Right, Co-Founder and CBO, Bryan Clay).

To make his dream come to life, again, Bryan found himself needing support - he needed a partner. He had a considerable rolodex of big-name contacts from his years in the limelight, but immediately, one name came to mind. A business expert was needed. Someone that understood the fitness industry and, most importantly... that he trusted.

Enter 30-year entrepreneur, investor, and franchising expert Joe Culver. Co-founder of Thrive Community Fitness Franchise and former Costco and tech-startup executive, Joe is a proven leader with a knack for developing successful companies. Like many of the world-class business veterans who have mentored him throughout his career - he lives by the mantra, Never be afraid to fail! Our greatest successes are built on these important "life lessons". He was able to supercharge Bryan's idea, make it scalable, and craft it into the company it is today. He is also the one to coin the now epic name - Eat The Frog Fitness.


Finally –
group training that's done for you. Elite-level coaching and insights, convenient, affordable, simple, smart..
and super personal.
EAT THE FROG FITNESS

... But why the name **Eat The Frog?**

"Your 'frog' is your biggest, hardest task of the day. I think of it as the one immediate task that could have the greatest positive impact on your life, and for many people, that's fitness." (Eat The Frog also is a statement Mark Twain made famous... google it!)


The fitness industry
as we know it.

The fitness industry is full of business models that value profit over people. They create cookie-cutter, one-size-fits-all workouts that don't consider the individual —driven by what a scale says rather than how you perform, your long-term health, and your quality of life.

Confined by the four walls, gyms have no insights into what is happening in their members' lives. Maybe you don't see results because you're not getting enough sleep or eating right - how would they know? While there are amazing apps that can track these activities for you, the fitness industry remains segmented.

Brick and mortar locations vs. health and fitness apps.

Gyms and studios have notoriously been slow to adopt new technologies - maybe it's because their models benefit from you not reaching your goals?

We asked ourselves, **can we do better?**

The quick answer... heck yes! Eat The Frog exists to serve our members and help them pursue excellence. We are not one-size-fits-all. We believe that "fit" is a personal definition that enhances your quality of life. We believe the journey defines you, not the highlight reel. Most of all, we believe that when our members succeed, so do we.


Connecting Fitness To Your Life
PERSONAL TRAINING
GROUP FITNESS
NUTRITION
MY LIFE
Get the results and guidance that you would with a personal trainer - at a fraction of the cost.
The motivation, fun, and accountability you get from group fitness at your local studio.
Easy-to-follow nutrition plans with body comp evaluations to check progress.
Take Eat The Frog with you, connect with your coach 1:1, daily education, online Frog Squad community, and more.


Our hyper personalized training is
taking the fitness industry by storm.
24/7
Fit
Heart Rate
Training


1:1
Coaching
Nutrition
Support
Connected
Tech
Personal
Insights


Eat The Frog
bridges the gap.

When the rest of the fitness industry is choosing brick and mortar or app-based experiences, Eat The Frog seeks to bridge the gap in the industry.

So what is the **Brick/Mortar+ strategy?**

... It combines group fitness with an app-based connection that follows the member through life - connecting them with a personal coach, tracking progress, daily education, nutrition support, etc.

It's vital to keep the physical studio to anchor the member community, create accountability, offer 1:1 coaching - increasing results and retention.

Adding connected fitness, the "+" in the strategy adds a high-touch member experience and the ability to extend beyond the studio's four walls. We can use tech to understand our members better, offering elite training insights to personalize their fitness experience.

Why is this strategy important? **Simple, no one is doing it.**


Eat The Frog
Fitness disrupts
the $160BN
global fitness
industry.
Personal Training
39% PROJECTED
GROWTH FROM
2020-2030
Boutique Fitness
$10BN / 17.0%
CAGR 2021-2028
FitTech
$46.6BN / 26.3%
CAGR 2021-2028
At Home / Digtal
$10.7BN /33.1%
CAGR 2021-2028

Forward looking projections cannot be guaranteed.

Eat The Frog is experiencing explosive growth because we sit in the middle of 4 key areas of the health and fitness industry. Each area is experiencing

tremendous growth independently, but no brand (outside of Eat The Frog Fitness) has merged them into one experience. We are confident that we can dominate the next generation of Fitness Tech with your support.



Eat The Frog's grassroot approach lead to rapid growth over 4-years.
35
studio locations
1,150%
growth over last 3 years
70
licenses sold
$6M
aggregate gross franchisor revenue since inception, projected through 2022
Entrepreneur FRANCHISE 500 RANKED 2021
Entrepreneur FRANCHISE 500 TOP NEW FRANCHISE 2021
Franchise Connect TOP 100 FITNESS FRANCHISES 2021
$14M
projected annual system wide revenue*
*By EOY 2022

With over 35 franchise locations now open and operating (or soon to be open) across the US/Canada and hundreds of franchise licenses currently in development, our footprint is growing rapidly.

But we aren't done yet! We've got tremendous future growth and momentum just around the corner.

We could've gone the traditional route of raising capital from VCs, strategic investors, and the likes. However, to maintain independence, protect our vision, and remain accountable to our members, we've decided to take advantage of the unique opportunity that WeFunder provides.



We're backed by some of the best.
ANTHONY TOLLIVER
14 year Veteran NBA Player / Serial Entrepreneur & Investor
"Eat The Frog Fitness is an AMAZING company that will explode over the next couple of years! The combination of tech and functionality training that ETF provides is unparalleled."
ROBERT BROWN
Founder Prasso Ventures / Serial Entrepreneur & Investor
"I strongly believe Eat The Frog Fitness' unique concept will thrive in this marketplace, and the operators are top-notch performers that understand what it takes to succeed on all levels."
CRAIG CHEEK
Former Nike, Inc. VP/GM Greater China & VP/GM North America Investor / Entrepreneur
"I've spent the last 3 decades in the sports & fitness industries watching companies come and go. I truly believe in Eat The Frog Fitness' vision of the future of fitness and their leadership to guide them there."



The Frog Squad
speaks the truth.

Members and Franchisees are in love with Eat The Frog Fitness. With an average of 4.9 star rating across Google AND a global lifetime Net Promoter Score (NPS) of 92 - Eat The Frog is the TOP fitness brand on the scene.


Our Members Love Us.
20,000+
Lives Changed
730,000+
Training Sessions
92
NPS
Net Promoter Score
"This is the best gym ever. I could never stick to a traditional gym for many reasons, but mainly because I didn't push myself hard enough and I had no idea what I was doing majority of the time. This place has changed the way I view exercise. The members, Coaches, staff & overall environment is unlike anything I have ever experienced in the fitness world."
- Sisi V.
4.9
Average Review
95%
Retention Rate
11% higher than industry average


00:37
What's coming next?
BUTTERFLY
STRADDLE REACH


New brand & franchise development will drive growth.
now
2023
future
• 31 studios across the US and Canada
• Free Digital Membership (On-The-Go)
• 65 studios open across the US and Canada
• Paid Digital Membership
• At Home Workout Package
• Proprietary fitness app integrations with popular fittech
• 1,000+ studios open across the US, Canada and expanding into additional countries
• AI Personal Trainer TAD

Forward looking projections cannot be guaranteed.

Eat The Frog is about to disrupt the fitness industry completely. Our future development plans include introducing our AI Personal Trainer, "TAD."

TAD is your app-based trainer that follows you through life, gaining insights that no real personal trainer could. He reads and analyzes your (many) health and fitness apps and connects to your fitness wearables (Apple Watch, Fitbit...) to gain insight into your personal health and wellness. Using AI, Tad will be able to make intelligent recommendations, tweak your training plans, and so much more!

So even though Fitness is hard, with Eat The Frog, you'll feel like you have an

So even though Fitness is hard, with Eat The Frog, you'll feel like you have an entire team of professionals at your back.


what's next
AI-Powered Personal Trainer.
connect to your health & fitness apps
read and analyze data from your fitness wearables (Fitbit, Apple Watch, etc)
get elite-level insights to achieve results faster
never be without your personal trainer again
You're not fully recovered. Take it easy today.

So, if you're looking to add fitness to your investment portfolio, or if this exclusive opportunity just sounds fun, I hope you'll join me and our #frogsquad by becoming owners in our company and redefine the future of fitness for everybody.


Be the greatest you, not the world's greatest athlete.
You don't need to know it all.
That's why I created the first-ever fitness brand that gives you elite-level coaching and insights to personalize your health and fitness.
#STAYHUNGRY
EAT THE FROG FITNESS